Exhibit 21.1
Subsidiaries of the Registrant

Name	State/Jurisdiction of Incorporation
Jazz Pharmaceuticals Ireland Limited	Ireland
Jazz Pharmaceuticals, Inc.	Delaware
Celator Pharmaceuticals Inc.	Delaware
GW Research Limited	United Kingdom
Jazz Financing I DAC	Ireland
Jazz Pharmaceuticals UK Holdings Limited	United Kingdom
Gentium S.r.l.	Italy
GW Pharma Limited	United Kingdom
Jazz Securities DAC	Ireland
Jazz Financing Holdings Limited	Ireland
Jazz Financing Lux S.à.r.l	Luxembourg
Jazz Pharmaceuticals International Limited	Bermuda
Jazz Investments Europe Limited	Malta
Jazz Investments I Limited	Bermuda
Jazz Capital Limited	Ireland
Jazz Pharmaceuticals UK Limited	United Kingdom
GW Pharmaceuticals Limited	United Kingdom